FOR IMMEDIATE RELEASE                         Contact:      Mary C. Auvin, 3M
                                              Phone: (651) 736-2597
                                                              or
                                              Tim Holt, MicroTouch Systems, Inc.
                                              Phone: (978) 659-9000


                     3M TO ACQUIRE MICROTOUCH SYSTEMS, INC.


         ST. PAUL, MINN. - November 13, 2000 - 3M and MicroTouch Systems, Inc., announced today that they have entered into a definitive agreement under which 3M will acquire MicroTouch Systems, Inc., a Methuen, Mass.-based manufacturer of touch-screen products for approximately $160 million. 3M will commence the transaction with a cash tender offer for 100 percent but not less than a majority of the outstanding MicroTouch shares for $21 per share in cash. If a majority of the outstanding shares are purchased in the tender offer, any remaining MicroTouch shares will be exchanged for cash in the amount of $21 per share in a merger of MicroTouch and 3M's acquisition subsidiary.

         The transaction has been approved by the board of directors of both companies and is subject to approval by the shareholders of MicroTouch, customary closing conditions and regulatory approvals. The transaction is expected to close in early 2001. Upon completion of the transaction, MicroTouch will become a wholly owned subsidiary of 3M.

         Andy Wong, division vice president, 3M Optical Systems Division, said, "MicroTouch is an innovative company with talented people and fast growing, quality products. This acquisition broadens our touch screen technologies, complements our customer relationships, and fits into our strategy to expand further in the touch screen and optical sector. Further, we believe we will realize additional synergies between our technology and product platforms, as well as our customer bases and cultures. We're enthusiastic about the prospects of joining forces with MicroTouch and successfully growing this business."



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3M TO ACQUIRE MICROTOUCH -- 2


         "We're delighted to be linking up with 3M," said Wes Davis, president and chief executive officer, MicroTouch Systems, Inc. "We believe this transaction will create value for shareholders and customers of both companies. Our products and technological expertise, and our track record at innovation, when combined with those of 3M, will open a whole new realm of possibilities. I wish to assure our customers that we will work hard to minimize disruptions in service during this transition and that the combined resources of 3M, 3M Dynapro and MicroTouch should enhance opportunities to work together in the future."

         Simultaneously with the execution of the merger agreement, MicroTouch also granted 3M an option to acquire newly-issued shares of MicroTouch common stock in an amount equal to 19.9 percent of the outstanding common stock of MicroTouch. In addition, all directors and certain officers of MicroTouch have entered into agreements to tender their shares to 3M.

ABOUT 3M

         3M is a $16 billion diversified manufacturing and technology company with operations in more than 60 countries. Headquartered in St. Paul, Minnesota, 3M makes a wide variety of products serving customers in dozens of markets, including industrial, consumer and office, electronics, telecommunications, health care, transportation safety and automotive. 3M is traded on the New York, Chicago, Pacific and Swiss stock exchanges under the symbol MMM. It is one of the 30 stocks that make up the Dow Jones Industrial Average and also is a component of the Standard & Poor's 500 Index. Additional information about the company is available on the Internet at www.3M.com.

ABOUT MICROTOUCH SYSTEMS, INC.

         MicroTouch Systems, Inc. is a global company with 885 employees at 18 locations in 11 countries. Founded in 1982, the company reported sales of $157.5 million in 1999. MicroTouch has a global presence in the manufacture of computer touch-screen display products. The company applies their technologies in a variety of products, and markets them under the ClearTek and TouchTek brand names. MicroTouch operates ISO 9001-certified manufacturing plants at its worldwide headquarters in Methuen, Mass. and at its European headquarters in Abingdon, England, and also maintains manufacturing facilities in Texas, along with sales offices and distributors in more than 50 countries. The company's website is www.microtouch.com.


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3M TO ACQUIRE MICROTOUCH -- 3



ADDITIONAL INFORMATION

         THE TENDER OFFER THAT IS DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE TENDER OFFER COMMENCES, 3M WILL FILE A TENDER OFFER STATEMENT AND MICROTOUCH WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU CAN OBTAIN THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. ALSO, IF YOU WRITE OR CALL US, WE WILL SEND YOU THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN THEY ARE AVAILABLE.

         MICROTOUCH SYSTEMS, INC. SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITION OF MICROTOUCH SYSTEMS, INC., REFERENCED IN THIS PRESS RELEASE, WHICH WILL BE FILED BY 3M WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE RELATED SOLICITATION RECOMMENDATION (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT www.sec.gov AND MAY ALSO BE OBTAINED FROM 3M BY DIRECTING SUCH REQUEST TO INVESTOR RELATIONS AT (651) 736-1915.

         3M and MicroTouch also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. 3M's and MicroTouch Systems, Inc.'s SEC filings are also available to the public over the Internet at EDGAR Online, Inc.'s web site at http://www.freeedgar.com.

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3M TO ACQUIRE MICROTOUCH -- 4



NOTE ON FORWARD-LOOKING STATEMENTS

         This press release contains forward-looking statements that reflect current views and estimates of 3M's management and MicroTouch Systems, Inc.'s management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: the results of the tender offers, worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could produce significantly different results.


FROM:
3M Corporate Media Relations
3M Center, Building 225-1S
St. Paul, MN 5514-1000